Mail Stop 3561

August 28, 2007

Via Fax & U.S. Mail

Mr. Blake S. Tohana
Chief Financial Officer
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

Re: **Magna Entertainment Corp.**
       Form 10-K for the year ended December 31, 2006
       Filed March 15, 2007
       File No. 000-30578

Dear Mr. Tohana:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Notes to the Consolidated Financial Statements, page 89

1.   In future filings, please include the quarterly financial information required by Item 302 of Regulation S-K or explain why this is not required.

Note 2. Summary of Significant Accounting Policies, page 89
Player Slots Rewards, page 92

2.   Please tell us and revise future filings to explain in further detail the nature of the rewards provided to slot patrons and the manner and timing in which the related cost is reflected in your consolidated statement of operations (i.e., as a reduction of revenue or as an expense). You should also explain how long the rewards program has been in place and what assumptions are used to determine your estimates of liability and expected redemptions. In addition, please tell us the amount of this liability at December 31, 2006 and explain where it has been classified in your consolidated balance sheets.

Note 5. Assets Held for Sale, page 96

3.   We note that you have accounted for the sale of the Meadows' properties under the financing method rather than as a sale and leaseback transaction. Please address the following matters with respect to this transaction:

   • Please explain how the overall transaction proceeds of $175 million in cash and a $25 million holdback note were allocated to the various tangible and assets sold. In this regard, explain how and why the terms of the arrangement resulted in the recognition of an $11.2 million impairment loss related to the long-lived assets and a gain of $126.4 million related to the disposition of intangible assets. Your response should also indicate the carrying values of the various assets sold at the time of the sale.

   • Please explain how the $12.8 million portion of the proceeds that has been deferred was determined. Also, please explain why the gain of $126.4 million related to intangible assets sold was not similarly deferred due to the Company's continuing involvement.

   We may have further comment upon review of your response.

Note 8. Write-Down of Long-Lived Assets

   4. We note from the disclosure in Note 8 that the Company recognized a non-cash impairment charge of $76.2 million during 2006 related to the long-lived assets of Magna Racino upon completion of its 2007 business plan. Please explain the

nature of the changes in facts or circumstances that resulted in the recognition of this significant impairment charge during 2006. As part of your response, please explain why no impairment charges with respect to the long-lived assets of Magna Racino were required in periods prior to 2006.

Note 21(g). Commitments and Contingencies, page 123

5.   We note that despite an adverse ruling in the FLPF litigation, you have continued to proceed with your slots facility development at Gulfstream Park. Please tell us and revise future filings to disclose your potential exposure to loss for amounts already expended should the adverse ruling be upheld. Your revised disclosure should also include the total amounts you expect to spend and any expected loss which you may sustain if you do not prevail in this litigation.

6.   We note from the discussion in the second paragraph on page 47 that you have exposure for environmental remediation work, specifically relating to water quality issues at Santa Anita Park that must be resolved. Please tell us and revise the notes to your financial statements and MD&A in future filings to discuss your exposure to potential environmental remediation costs at this site, and any amounts currently accrued if material. As part of your revised disclosure, please indicate the periods over which such costs are expected to be paid or incurred disclose any facts or circumstances that could impact the reliability of your estimates. Refer to the guidance outlined in SAB Topic 5:Y and paragraphs 9 and 10 of SFAS No.5.

Exhibit 12 – Earnings to Fixed Charges Ratio

7.   We note from Exhibit 12 that the Company had a deficiency of earnings to cover its fixed charges during each period presented. In future filings, please revise this exhibit to disclose the dollar amount of the Company's deficiency of earnings to cover fixed charges. Refer to the requirements outlined in Instruction 2(A) of Item 503(d) of Regulation S-K.

Quarterly Report on Form 10-Q for the period ended June 30, 2007
Note 13. Transactions with Related Parties, page 15

8.   Please explain why your continuing involvement in the form of profit participation rights with regards to the sales disclosed in Note 13[d] does not result in the use of the financing method of accounting for such sales in accordance with paragraph 13c of SFAS 98.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief